ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 22, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highland Funds II
Post-Effective Amendment No. 135 to Registration Statement on Form N-1A
(File Nos. 333-51308 and 811-07142)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Highland Funds II (the “Registrant”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 135 to the Registrant’s Registration Statement under the Securities Act and Amendment No. 138 to the Registrant’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 135/138”) for Highland Income Fund, a series of the Registrant, including: (i) the prospectus; (ii) the statement of additional information; (iii) the Part C; and (iv) the signature page. Amendment No. 135/138 is being submitted in connection with the Trust’s registration of Highland Income Fund.

As has been designated on the facing sheet, it is intended that this Amendment No. 135/138 becomes effective on seventy-five days after filing pursuant to paragraph (a)(2) of Rule 485 under the Securities Act.

Please direct any questions regarding the enclosed materials to the undersigned at (617)-854-2418.

Sincerely,

/s/ Kathleen Nichols
Kathleen Nichols

cc:	Brian Mitts, Highland Capital Management Fund Advisors, L.P.